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                                                                  EXHIBIT (d)(5)


                          PLASTI-LINE SPECIAL COMMITTEE
                       ACCEPTS $14.50 PER SHARE OFFER AND
                          ENTERS INTO MERGER AGREEMENT


Knoxville, Tennessee
November 4, 1997


         PLASTI-LINE, INC. ("SIGN") announced today that it has entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with PL Holding Corp., PL Acquisition Corp. (a wholly owned subsidiary of PL Holding Corp.), and James R. Martin, Chairman of the Board and Chief Executive Officer of Plasti-Line. Mr. Martin, who beneficially owns approximately 47% of Plasti-Line's outstanding common stock, formed PL Holding Corp. for the purposes of this transaction. Certain other members of Plasti-Line's management will become stockholders of PL Holding Corp., along with Mr. Martin, on or before closing. The Merger Agreement is expected to result in the purchase by PL Holding Corp. of the shares of Plasti-Line common stock not currently owned by Mr. Martin or such management group. At the time of the merger, PL Acquisition Corp. will be merged into Plasti-Line, and Plasti-Line will become a wholly owned subsidiary of PL Holding Corp.

         A special committee of independent directors of the Board of Plasti-Line has negotiated with Mr. Martin, who acted on behalf of PL Holding Corp. They have agreed that the merger price for the Plasti-Line common stock will be $14.50 in cash per share

         Negotiations regarding the merger began in July 1997. The merger is subject to approval of the definitive Merger Agreement by a majority of the owners of the Plasti-Line shares not owned by Mr. Martin, the management group or their affiliates. The merger is also subject to PL Holding Corp. obtaining the financing necessary to pay the merger price and consummate the other transactions involved in the merger.

         Plasti-Line designs, markets, produces and installs interior and exterior brand identity and point of purchase marketing products and systems for retailers and manufacturers.